October 23, 2009

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 001-13585

Dear Mr. Rosenberg:

This letter responds to your comment delivered orally on October 5, 2009, with respect to the above-referenced filings. For context, we also refer to your original comment letter dated May 18, 2009, your follow-up comments delivered orally on July 15, 2009, and our responses dated, respectively, June 10, 2009, August 14, 2009 and October 2, 2009. We also refer to the letter from the Division of Corporation Finance’s Office of the Chief Accountant dated September 23, 2009, responding to our waiver request letter dated August 14, 2009.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have copied your comment below in bold type, followed by the Company’s response:

1.	Please refer to your October 2, 2009 response in your revised disclosures. Please tell us why you are not consolidating the joint venture in which you have a 50.1% interest. Please cite the authoritative literature used to reach your conclusion.

RESPONSE: The Company assessed the appropriateness of the accounting for the joint venture both at the inception of the investment and upon the issuance of FIN 46(R) “Consolidation of Variable Interest Entities” (and related interpretations) and believes that the equity method of accounting is appropriate for this investment.

The Company has reviewed the investment in light of the provisions of FIN 46(R) and concluded that the joint venture does not constitute a variable interest entity (VIE), as defined. The Company assessed the joint venture investment in light of the guidance provided by paragraphs 5 and 6 of FIN 46(R) and believes that the joint venture is not a VIE under those criteria. This conclusion was based in part on the fact that the equity at risk was determined to be sufficient to permit the entity to finance its activities without additional subordinated support, the existing equity at risk does not lack the ability to make decisions that have a significant effect on the entity, the voting rights of the parties are proportional to the economics, and the Company has both the obligation to absorb the expected losses of the joint venture and the right to receive the expected residual returns.

Further, the Company believes that it qualifies for the business exemption provided for under paragraph 4 of FIN 46(R).

Based on its assessment of the joint venture under the criteria of FIN 46(R), the Company concluded that consolidation of the joint venture under the provisions of FIN 46(R) is not required.

Given that FIN 46(R) does not apply to the investment, the Company’s assessment of the accounting for the joint venture considers the existing authoritative guidance surrounding consolidations, including Rule 1-02 of SEC Regulation S-X, FAS 94 “Consolidation of All Majority-Owned Subsidiaries” and EITF 96-16 “Investor’s Accounting for an Investee When the Investor has a Majority of the Voting Interest but the Minority Shareholders Have Certain Approval or Veto Rights.” The Company has concluded that it does not have control, as defined by the accounting literature, of the joint venture’s activities. The Company’s assessment included consideration of the fact that the management committee of the joint venture requires equal participation by both parties and requires a majority vote of the management committee to pass decisions. The Company also considered that there are significant items associated with the governance of the joint venture that require unanimous approval by both members to the joint venture, including those related to the approval of acquisitions and dispositions of assets, the incurrence of additional indebtedness, dividends or other distributions, actions related to leases and other capital expenditures and the initiation and resolution of lawsuits. The Company considers these to be significant participating rights, as defined by the accounting literature, which overcome the presumption of control and therefore preclude consolidation of the majority-owned investment.

Based on the conclusion that the Company does not have control over the policies or management of the joint venture, the Company has concluded that consolidation of the joint venture is not appropriate under generally accepted accounting principles. As a result, the Company has concluded that the equity method of accounting is the appropriate method to utilize in accounting for the joint venture.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Senior Vice President, Chief Accounting Officer

cc:	Vanessa Robertson
Joel Parker
Anthony Piszel
Brian Lane, Gibson Dunn & Crutcher LLP